UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 16)

ISCO International, Inc.
(Name of Issuer)

COMMON STOCK, par value $.001
(Title of Class of Securities)

46426P103
(CUSIP Number)

Jerald A. Trannel
290 South County Farm Road, Third Floor
Wheaton, Illinois  60187-4526
Telephone:  (630) 588-7200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 2, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-l(e), 240.13d-l(f) or 240.13d-l(g),
check the following box.  [  ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D/A

CUSIP No. 452284102  Page 2 of 7 Pages

1. Names of Reporting Person
S.S. OR I.R.S. Identification No. of Above Persons

Alexander Finance, LP

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)

5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization

Illinois Limited Partnership

              7 Sole Voting Power
Number of       32,898,179
Shares
Beneficially  8 Shared Voting Power
Owned by        0
Each
Reporting     9 Sole Dispositive Power
Person          32,898,179
With         10 Shared Dispositive Power
                0

11. Aggregate Amount Beneficially Owned by Each Reporting
Person

32,898,179

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

18.0%

14. Type of Reporting Person (See instructions)

PN

Schedule 13D/A

CUSIP No. 452284102  Page 3 of 7 Pages

1. Names of Reporting Person
S.S. OR I.R.S. Identification No. of Above Persons

Grace Brothers, Ltd.

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)

5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization

Illinois Limited Partnership

              7 Sole Voting Power
Number of       11,000,000
Shares
Beneficially  8 Shared Voting Power
Owned by        0
Each
Reporting     9 Sole Dispositive Power
Person          11,000,000
With         10 Shared Dispositive Power
                0

11. Aggregate Amount Beneficially Owned by Each Reporting
Person

11,000,000

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

6.0%

14. Type of Reporting Person (See instructions)

PN

Schedule 13D/A

CUSIP No. 46426P103  Page 4 of 7 Pages

1. Names of Reporting Person
S.S. OR I.R.S. Identification No. of Above Persons

Bun Partners, Inc.

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)

5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization

Illinois Limited Partnership

              7 Sole Voting Power
Number of       32,898,179
Shares
Beneficially  8 Shared Voting Power
Owned by        0
Each
Reporting     9 Sole Dispositive Power
Person          32,898,179
With         10 Shared Dispositive Power
                0

11. Aggregate Amount Beneficially Owned by Each Reporting
Person

32,898,179

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

18.0%

14. Type of Reporting Person (See instructions)

CO

Schedule 13D/A

CUSIP No. 46426P103  Page 5 of 7 Pages

1. Names of Reporting Person
S.S. OR I.R.S. Identification No. of Above Persons

Spurgeon Corporation

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)

5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization

Illinois Limited Partnership

              7 Sole Voting Power
Number of       43,898,179
Shares
Beneficially  8 Shared Voting Power
Owned by        0
Each
Reporting     9 Sole Dispositive Power
Person          43,898,179
With         10 Shared Dispositive Power
                0

11. Aggregate Amount Beneficially Owned by Each Reporting
Person

43,898,179

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

24.0%

14. Type of Reporting Person (See instructions)

CO

Schedule 13D/A

CUSIP No. 46426P103  Page 6 of 8 Pages

1. Names of Reporting Person
S.S. OR I.R.S. Identification No. of Above Persons

Bradford T. Whitmore

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)

5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization

Illinois Limited Partnership

              7 Sole Voting Power
Number of       43,898,179
Shares
Beneficially  8 Shared Voting Power
Owned by        0
Each
Reporting     9 Sole Dispositive Power
Person          43,898,179
With         10 Shared Dispositive Power
                0

11. Aggregate Amount Beneficially Owned by Each Reporting
Person

43,898,179

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

24.0%

14. Type of Reporting Person (See instructions)
IN

Schedule 13D/A

CUSIP No. 46426P103  Page 7 of 8 Pages

The undersigned, Alexander Finance, L.P. ("Alexander") hereby amends its Schedule 13D as filed on November 12, 1999 and as previously amended (the "Schedule 13D") relating to the Common Stock of ISCO International, Inc.
Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the Schedule 13D. Except as set forth herein, the Schedule 13D, as previously amended, remains unchanged.

Item 1.  Security and Issuer

This statement relates to the common stock, par value $.001 per share (the "Common Stock"), issued by ISCO
International, Inc. a Delaware corporation (the "Company"), whose principal executive offices are located at 1001 Cambridge Dr., Elk Grove, IL 60007.

Item 2.  Identity and Background

(a) The statement is filed by Alexander Finance, L.P., an Illinois limited partnership ("Alexander") and Grace
Brothers, Ltd., an Illinois limited partnership ("Grace").
The foregoing persons are hereafter referred to as the "Filers". Bun Partners, Inc., ("Bun") and Spurgeon
Corporation ("Spurgeon") are the general partners of Alexander. Bun is wholly owned by Bradford T. Whitmore
("Whitmore"). Whitmore and Spurgeon are the general partners of Grace.

(b) The business address of Grace and Whitmore is 1560
Sherman Avenue, Suite 900, Evanston, Illinois 60201. The business address of Bun is 1560 Sherman Avenue, Suite 900,
Evanston, Illinois 60201. The business address of Spurgeon is 290 South County Farm Road, Third Floor, Wheaton,
Illinois 60187.

(c) The principal business of Alexander is to invest in securities. The principal business of Bun is that of being a general partner of several investment partnerships. The principal business of Grace is to purchase, sell, invest and trade in securities. Whitmore's principal occupation is that of being a general partner of Grace. The principal business of Spurgeon is that of being a general partner of Grace.

(d) None of the persons referred to in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the persons referred to in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Grace is an Illinois limited partnership and Spurgeon and Bun are Illinois Corporations. Whitmore is a citizen of the United States.

Item 3. Source and Amount of Funds

The Common Stock beneficially owned by Alexander and Grace was purchased with working capital and partnership funds.

Item 4. Purpose of Transaction

On July 25, 2005, Grace entered into a Securities Purchase
Agreement with the Company pursuant to which it agreed to purchase 10,000,000 common shares of the Company for a purchase price of $.22 per share. The closing of this purchase was August 2, 2005. In addition, on July 25, 2005,
Alexander entered into an Amendment to and Waiver Under
Loan Documents, pursuant to which it agreed to extend the maturity date of its currently outstanding Loan it has with the Company. The maturity was extended from April 1, 2006 to August 1, 2007. Also, Alexander agreed to waive a provision of the Loan agreement whereby it would be entitled to receive the proceeds of this common share offering to prepay the outstanding debt. For further information relating to these Agreements, reference is made to the Company's Report on Form 8-K filed on July 26, 2005 and the exhibits thereto.

Item 5. Interest in Securities of the Issuer

(a) As of the date of this Amendment:

(i) Alexander beneficially owns 32,898,179 shares of Common
Stock directly;

(ii) Grace beneficially owns 11,000,000 shares of Common
Stock directly;

(iii) Spurgeon beneficially owns 43,898,179 shares of Common Stock indirectly as the general partner of Alexander and Grace;

(iv) Bun beneficially owns 32,898,179 shares of Common
Stock indirectly as the general partner of Alexander;

(v) Whitmore beneficially owns 43,898,179 shares of Common
Stock indirectly as the owner of Bun and the general partner of Grace.

(b) The information contained in table form in Rows 7 through 11 on each of pages 2 through 6 hereof, which relates to the beneficial ownership, voting and disposition of Shares, is hereby incorporated by reference.

(c) The transactions effected by the Filer during the past sixty (60) days are set forth on Schedule A.

(d) No person other than the filers is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of such shares of Common Stock beneficially owned by the Filers.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or
Relationships with respect to Securities of the Issuer

Except as described herein, there are no contracts, arrangements, understandings or other relationships with respect to any securities of the Company.

Item 7.  Items to be filed as Exhibits.
none

Schedule 13D/A

CUSIP No. 46426P103  Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 8, 2005

Alexander Finance, LP

By: /s/ Bradford T. Whitmore
Name:  Bradford T. Whitmore
President:  Bun Partners, Inc.
Its:  General Partner

Grace Brothers, Ltd.

By: /s/ Bradford T. Whitmore
Name:  Bradford T. Whitmore
Its:  General Partner

Bun Partners, Inc.

By: /s/ Bradford T. Whitmore
Name:  Bradford T. Whitmore
Its:  President

Spurgeon Corporation

By: /s/ Jerald A. Trannel
Name:  Jerald A. Trannel
Its:  Vice President

Bradford T. Whitmore

By: /s/ Bradford T. Whitmore
Name:  Bradford T. Whitmore

SCHEDULE A

TRANSACTION ACTIVITY FOR ISCO INTERNATIONAL, INC. EFFECTED
BY GRACE BROTHERS, LTD. FOR THE PERIOD ENDING JULY 28,
2005.

                            Amount of
                            Shares
                            Purchased       Price per
Date         Security       From Company    Share
07/25/2005   Common Stock   10,000,000      $.22

                            Amount of
                            Shares
                            Purchased
                            In the Third    Price per
Date         Security       Market          Share
07/26/2005   Common Stock      738,150      $.26
07/26/2005   Common Stock      238,650      $.25
07/26/2005   Common Stock       23,200      $.24
